UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle,

No. 476 Castle Peak Road, Cheung Sha Wan,

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒
Form 40-F	☐

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 is a notice (the “Notice”) of the 2026 extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) and a proxy card (the “Proxy Card”), respectively, of Dreamland Limited (the “Company”) relating to the Company’s Extraordinary General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the U.S. Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Extraordinary General Meeting. Copies of the Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, from the Company’s website at https://trendicint.com/, or by writing to us at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong.

Participants in the Solicitation

The Company and its board of directors (the “Board”) and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Extraordinary General Meeting. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of the 2026 Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card to be mailed to the shareholders of the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on March 20, 2026.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer
March 20, 2026

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